SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

ALBERTO-CULVER COMPANY

(Name of Issuer)

COMMON STOCK, $.22 PAR VALUE PER SHARE

(Title of Class of Securities)

013068101

(CUSIP Number)

Marshall E. Eisenberg NEAL, GERBER & EISENBERG Two North LaSalle Street, Suite 2200 Chicago, Illinois 60602 (312) 269-8000	Carol L. Bernick 2525 Armitage Avenue Melrose Park, IL 60160 (708) 450-3051

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 013068101	13D	Page 2 of 6 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person Carol L. Bernick

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3	Sec Use Only

4	Source of Funds* Not applicable

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e)	☐

6	Citizenship or Place of Organization U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 2,758,749

8 Shared Voting Power 6,265,359

9 Sole Dispositive Power 5,682,749

10 Shared Dispositive Power 3,341,359

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,024,108

12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

            Excluded are (i) options to purchase 38,750 shares held directly by Bernick’s spouse, (ii) 746,655 shares held directly or as a trustee of various trusts by Bernick’s spouse; and (iii) 11,719 shares held by Bernick’s spouse as a participant in the Alberto-Culver Employees Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.

☒

13	Percent of Class Represented by Amount in Row (11). 15.02%

14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS

CUSIP NO. 013068101	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

	Title of Class of Securities:		Common Stock, $.22 par value per share (“shares” or “Common Stock”). On January 22, 2004, the Class B Common Stock, $.22 par value per share, was redesignated Common Stock.

	Name and Address of Issuer:		Alberto-Culver Company (the “Company”) 2525 Armitage Avenue Melrose Park, IL 60160

Item 2.	Identity and Background.

	(a)	Name of Person Filing:	Carol L. Bernick (“Bernick”)

	(b)	Address:	c/o Carol L. Bernick 2525 Armitage Avenue Melrose Park, IL 60160

	(c)	Principal Business:	Bernick, an individual, is a Director, Vice Chairman and Assistant Secretary of the Company, and President Alberto-Culver Consumer Products Worldwide, a division of the Company.

	(d)	Prior Criminal Convictions:	None

	(e)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

	(f)	Citizenship/Organization:	U.S. Citizen

Item 3.	Source and Amount of Funds or Other Consideration.

On February 2, 2004, the (i) Carol L. Bernick and Children GRAT Trust, u/a/d 9/18/01 (“CLB 2001 Trust”), to which Bernick has sole voting and dispositive power, sold 855,758 shares; (ii) KSL Property Trust II, u/a/d 10/31/98 (the “Property Trust”), to which Bernick has sole voting and dispositive power, sold 122,095 shares; (iii) Craig Bernick Property Trust, u/a/d 3/7/99, to which Bernick has sole voting and dispositive power, sold 41,040 shares; (iv) Peter Bernick Property Trust, u/a/d 3/21/00, to which Bernick has sole voting and dispositive power, sold 39,048 shares; (v) Elizabeth Bernick Property Trust, u/a/d 3/25/03, to which Bernick has sole voting and dispositive power, sold 26,536 shares; (vi) Leonard H. Lavin Trust, u/a/d 12/18/87 (“LHL Trust”), to which Bernick shares voting and dispositive power, sold 171,000 shares; (vii) Peter Andrew Bernick Exempt Trust, u/a/d 4/25/95, to which Bernick shares voting and dispositive power, sold 6,000 shares; (viii) Elizabeth Claire Bernick Exempt Trust, u/a/d 4/25/95, to which Bernick shares voting and dispositive power, sold 56,048 shares; and (ix) Bernice E. Lavin Trust, u/a/d 12/18/87 (“BEL Trust”), to which Bernick shares voting and dispositive power, sold 171,000 shares. The total number of shares sold by Bernick and described above equal 1,488,525 shares. Bernick sold all of these shares at $60.25.

Item 4.	Purpose of Transaction.

The transactions were undertaken for diversification, to provide liquidity to satisfy tax obligations and for general estate planning purposes. The transactions were not undertaken for corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

CUSIP NO. 013068101	13D	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

	(a)	(i)	Amount of shares of Common Stock Beneficially Owned: 9,024,108 shares total: options to purchase 17,500 shares held directly; 149,872 shares held as trustee of the Carol L. Bernick Revocable Trust, u/a/d 4/23/93 (“Revocable Trust” ); 128,885 shares held as trustee of the Carol L. Bernick Revocable Trust II, u/a/d 4/17/02 (“Revocable Trust II” ); 482,562 shares held as co-trustee of the CLB GRAT Trust, u/a/d 9/15/93 (the “CLB Trust” ); 904,887 shares held as trustee of the Property Trust; 406,573 shares held as co-trustee of the CLB 2001 Trust; 330,000 shares held as trustee of the 2004 CLB Grantor Annuity Trust I, u/a/d 1/9/04 (“CLB GRAT I”); 100,200 shares held as co-trustee of a trust for Bernick’s benefit; 330,000 shares held as trustee of the 2004 CLB Grantor Annuity Trust II, u/a/d 1/9/04 (“CLB GRAT II”); 1,231,751 shares held as co-trustee of the BEL Trust; 1,019,270 shares held as co-trustee of the LHL Trust; 101,400 shares held by the Howard and Carol Bernick Family Foundation, a charitable private foundation of which Bernick is President and a Director (the “Bernick Family Foundation”); 675,378 shares held by the Lavin Family Foundation, a charitable private foundation of which Bernick is Vice President and a Director (“Lavin Family Foundation”); 2,924,000 shares held by the LHL Trust and BEL Trust as limited partners and the Revocable Trust II as the general partner of the 1947 Limited Partnership; 8,470 shares held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan; and 213,360 shares held in trusts for the benefit of certain relatives (“Relatives Trusts”).

		(ii)	Percentage of shares of Common Stock Beneficially Owned: 15.02 % total: .03 held directly; .25 % as trustee of the Revocable Trust; .21% as trustee of the Revocable Trust II; .80% as co-trustee of the CLB Trust; 1.51% as trustee of the Property Trust; .68% as co-trustee of the CLB 2001 Trust; .55% as trustee of the CLB GRAT I; .17% as co-trustee of a trust for Bernick’s benefit; .55% as trustee of the CLB GRAT II; 2.05% as co-trustee of the BEL Trust; 1.70% as co-trustee of the LHL Trust; .17% as a Director and the President of the Bernick Family Foundation; 1.12% as a Director and Vice President of the Lavin Family Foundation; 4.87% as general partner and limited partner of the 1947 Limited Partnership; .01% as a participant in the Alberto-Culver Employees’ Profit Sharing Plan; and .36% held as co-trustee of the Relatives Trusts (based upon 60,052,249 shares outstanding as of January 30, 2004).

	(b)	Number of shares as to which Bernick has:

		(i)	Sole power to vote:	2,758,7491/

		(ii)	Shared power to vote:	6,265,3592/

		(iii)	Sole power to dispose:	5,682,7491/

		(iv)	Shared power to dispose:	3,341,3592/

		1/	The 2,758,749 shares held by Bernick and reflected as sole power to vote and sole power to dispose include options to purchase 17,500 shares held directly; 149,872 shares held by the Revocable Trust; 128,885 shares held by the Revocable Trust II; 482,562 shares held by the CLB Trust; 904,887 shares held by the Property Trust; 406,573 shares held by the CLB 2001 Trust; 330,000 shares held by the CLB GRAT I; 330,000 shares held by the CLB GRAT II, and 8,470 shares held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan. In her capacity as trustee of the Revocable Trust II, Bernick has the sole power to dispose of the 2,924,000 shares held by the 1947 Limited Partnership.

		2/	The 6,265,359 shares held by Bernick and reflected as shared power to vote and shared power to dispose include 100,200 shares held by a trust for her benefit; 675,378 shares held by the Lavin Family Foundation; 1,231,751 shares held by the BEL Trust; 1,019,270 shares held by the LHL Trust; 101,400 shares held by the Bernick Family Foundation; 213,360 shares held by the Relatives Trusts; and 2,924,000 shares held by the 1947 Limited Partnership. In her capacity as trustee of the Revocable Trust II, Bernick has the sole power to dispose of the 2,924,000 shares held by the 1947 Limited Partnership.

CUSIP NO. 013068101	13D	Page 5 of 6 Pages

Bernick shares the power to vote the 100,200 shares held by a trust for her benefit and the 213,360 shares held by the Relatives Trusts with Bernice E. Lavin. Bernick shares the power to vote the 675,378 shares held by the Lavin Family Foundation, 1,231,751 shares held by the BEL Trust, 1,019,270 shares held by the LHL Trust; and 2,924,000 shares held by the 1947 Limited Partnership with Leonard H. Lavin and Bernice E. Lavin. Bernick shares the power to vote and dispose of 101,400 shares held by the Bernick Family Foundation with Howard B. Bernick, Peter Bernick, Elizabeth Bernick, and Craig Bernick. Certain information regarding Mr. Lavin, Mrs. Lavin, Howard Bernick, Peter Bernick, Elizabeth Bernick and Craig Bernick is presented below:

		(i	)	Name of Person:	(1)	Leonard H. Lavin
					(2)	Bernice E. Lavin
					(3)	Howard B. Bernick
					(4)	Peter Bernick
					(5)	Elizabeth Bernick
					(6)	Craig Bernick

		(ii	)	Address:	(1)-(6)	2525 Armitage Avenue Melrose Park, Illinois 60160

		(iii	)	Principal Business:	(1)	Leonard H. Lavin, an individual, is a Director and the Chairman of the Company
					(2)	Bernice E. Lavin, an individual, is a Director and the Vice Chairman, Secretary and Treasurer of the Company
					(3)	Howard B. Bernick, an individual, is a Director and the President and Chief Executive Officer of the Company
					(4)	Peter Bernick, an individual, is a student
					(5)	Elizabeth Bernick, an individual, is a student
					(6)	Craig Bernick, an individual, is an employee of the Company

		(iv	)	Prior Criminal Convictions:	None

		(v	)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

		(vi	)	Citizenship/Organization:	U.S. Citizen

Also excluded are (i) options to purchase 38,750 shares held directly by Bernick’s spouse, (ii) 746,655 shares held directly or as a trustee of various trusts by Bernick’s spouse, and (iii) 11,719 shares held by Bernick’s spouse as a participant in the Alberto-Culver Employees Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares. Bernick disclaims beneficial ownership of such shares held by her spouse and they are not included above.

(c)	On January 9, 2004, the (i) Revocable Trust transferred 330,000 shares to the CLB GRAT I, which trust is a Grantor Annuity Trust, and (ii) Revocable Trust II transferred 330,000 shares to the CLB GRAT II, which trust is a Grantor Annuity Trust.

	(d)	None.

	(e)	Not applicable.

CUSIP NO. 013068101	13D	Page 6 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2004

Signature:	/s/ Carol L. Bernick

Name/Title:	Carol L. Bernick, individually; as trustee or co- trustee of various trusts; and as an officer of several foundations.